VIA EDGAR

July 14, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Industrial Applications and Services

Division of Corporation Finance

Washington, D.C. 20549

Attn: Jordan Nimitz and Dorrie Yale

Re:	Re: Inspire Veterinary Partners, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed June 16, 2023 File No. 333-271198

Dear Mr. Nimitz and Ms. Yale:

We write on behalf of Inspire Veterinary Partners, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated July 6, 2023, commenting on the Company’s Amended Registration Statement on Form S-1 filed June 16, 2023 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 3 to Form S-1

Dilution, page 33

1.                   It appears that certain amounts presented in your dilution section are inconsistent with one another. For example, the second paragraph indicates that 630,682 shares of Class A common stock are potentially issuable upon the exercise of warrants outstanding as of the date of this prospectus; however, the table below shows 680,682 Shares of Class A common stock that are potentially issuable upon exercise warrants outstanding as of the date of this prospectus. In addition, the paragraph above the table indicates that the Company anticipates that the aggregate number of shares of Class A common stock to be outstanding after this offering will be 5,782,203; however the table below indicates a different number. Please revise your disclosures as necessary.

Response: In response to this comment, the Company has amended the Registration Statement to update and correct all figures in the Dilution section as necessary.

United States Securities and Exchange Commission

Attn: Jordan Nimitz and Dorrie Yale

July 14, 2023

Security Ownership of Certain Beneficial Owners and Management, page 71

2.                   We note your revisions in response to our prior comment 5 and reissue in part. Please explain your use of the same number of shares outstanding for your calculation of beneficial ownership before the offering and after the offering. In this regard, we note your statement that the table reflects 5.3 million shares of Class A common stock "issued and outstanding as of the date of this prospectus," when your other disclosures state that there are 970,457 shares of Class A common stock currently issued and outstanding.

Response: In response to this comment, the Company has amended the Registration Statement to revise the presentation in this table. As amended, the table now shows the pre-offering percentages of beneficial ownership of Class A Common Stock based upon the Company’s currently issued and outstanding 970,457 shares of Class A Common Stock. The post-offering percentages of beneficial ownership of Class A Common Stock are now presented in two columns – a “Not Diluted” column and a “Fully Diluted” column. The “Not Diluted” column reflects the percentages of post-offering beneficial ownership based on 1,970,457 shares of Class A common stock (i.e., reflecting the 1,000,000 shares of Class A common stock being offering in the underwritten offering, plus currently issued and outstanding 970,457 shares of Class A Common Stock). The “Fully Diluted” column reflects the percentages of post-offering beneficial ownership based on an aggregate of 5,434,871 shares of Class A common stock potentially outstanding after the offering, consisting of: (i) 713,688 shares of Class A common stock that are potentially issuable upon the exercise of warrants outstanding as of the date of the prospectus; (ii) 1,275,865 shares of Class A common stock that are potentially issuable upon the conversion of existing convertible subordinated debentures of the Company outstanding as of the date of the prospectus (iii) 1,474,861 shares of Class A common stock that are potentially issuable upon conversion of 442,458 shares of newly-issued Series A Preferred Stock; (iv) 970,457 shares of Class A common stock outstanding as of the date of the prospectus; and (v) the 1,000,000 shares of Class A common stock being offering in the underwritten offering.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.